UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Enfusion, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

292812104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292812104	SCHEDULE 13G	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS ISP V-B EF LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,748,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,748,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,748,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 7,748,000 shares of Class A Common Stock held directly by ISP V-B EF LP.
(2)

The percent of class was calculated based on 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021.

CUSIP No. 292812104	SCHEDULE 13G	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS ISP V Main Fund EF LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,030,000 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,030,000 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,030,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (3)
12.	TYPE OF REPORTING PERSON OO

(1)	Represents 5,030,000 Common Units of Enfusion Ltd. LLC held directly by ISP V Main Fund EF LLC.
(2)

Common Units of Enfusion Ltd. LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). The Common Units have no expiration date. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

(3)

The percent of class was calculated based on (i) 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021, plus (ii) 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 292812104	SCHEDULE 13G	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,568,887 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,568,887 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,568,887 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (3)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 538,887 shares of Class A Common Stock held directly by ICONIQ Strategic Partners V, L.P. and (ii) 5,030,000 Common Units of Enfusion Ltd. LLC held directly by ISP V Main Fund EF LLC. ICONIQ Strategic Partners V, L.P. is the sole managing member of ISP V Main Fund EF LLC.

(2)

Common Units of Enfusion Ltd. LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). The Common Units have no expiration date. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

(3)

The percent of class was calculated based on (i) 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021, plus (ii) 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 292812104	SCHEDULE 13G	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners V-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 722,707 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 722,707 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,707 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 722,707 shares of Class A Common Stock held directly by ICONIQ Strategic Partners V-B, L.P.
(2)

The percent of class was calculated based on 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021.

CUSIP No. 292812104	SCHEDULE 13G	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners V GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,039,594 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,039,594 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,039,594 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4% (3)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 9,009,594 shares of Class A Common Stock held directly by ISP V-B EF LP, ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and (ii) 5,030,000 Common Units of Enfusion Ltd. LLC held directly by ISP V Main Fund EF LLC. ICONIQ Strategic Partners V, L.P. is the sole managing member of ISP V Main Fund EF LLC. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P. and ISP V-B EF LP.

(2)

Common Units of Enfusion Ltd. LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). The Common Units have no expiration date. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

(3)

The percent of class was calculated based on (i) 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021, plus (ii) 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 292812104	SCHEDULE 13G	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners V TT GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,039,594 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,039,594 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,039,594 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4% (3)
12.	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 9,009,594 shares of Class A Common Stock held directly by ISP V-B EF LP, ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and (ii) 5,030,000 Common Units of Enfusion Ltd. LLC held directly by ISP V Main Fund EF LLC. ICONIQ Strategic Partners V, L.P. is the sole managing member of ISP V Main Fund EF LLC. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P. and ISP V-B EF LP. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P.

(2)

Common Units of Enfusion Ltd. LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). The Common Units have no expiration date. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

(3)

The percent of class was calculated based on (i) 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021, plus (ii) 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 292812104	SCHEDULE 13G	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,039,594 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,039,594 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,039,594 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4% (3)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 9,009,594 shares of Class A Common Stock held directly by ISP V-B EF LP, ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and (ii) 5,030,000 Common Units of Enfusion Ltd. LLC held directly by ISP V Main Fund EF LLC. ICONIQ Strategic Partners V, L.P. is the sole managing member of ISP V Main Fund EF LLC. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P. and ISP V-B EF LP. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.

(2)

Common Units of Enfusion Ltd. LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). The Common Units have no expiration date. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

(3)

The percent of class was calculated based on (i) 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021, plus (ii) 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 292812104	SCHEDULE 13G	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS William J.G. Griffith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,039,594 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,039,594 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,039,594 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4% (3)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 9,009,594 shares of Class A Common Stock held directly by ISP V-B EF LP, ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and (ii) 5,030,000 Common Units of Enfusion Ltd. LLC held directly by ISP V Main Fund EF LLC. ICONIQ Strategic Partners V, L.P. is the sole managing member of ISP V Main Fund EF LLC. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P. and ISP V-B EF LP. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.

(2)

Common Units of Enfusion Ltd. LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). The Common Units have no expiration date. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Persons, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

(3)

The percent of class was calculated based on (i) 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021, plus (ii) 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 292812104	SCHEDULE 13G	Page 10 of 15 Pages

1.	NAMES OF REPORTING PERSONS Matthew Jacobson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,039,594 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,039,594 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,039,594 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4% (3)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 9,009,594 shares of Class A Common Stock held directly by ISP V-B EF LP, ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and (ii) 5,030,000 Common Units of Enfusion Ltd. LLC held directly by ISP V Main Fund EF LLC. ICONIQ Strategic Partners V, L.P. is the sole managing member of ISP V Main Fund EF LLC. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P. and ISP V-B EF LP. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.

(2)

Common Units of Enfusion Ltd. LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis (for which the Issuer may substitute cash). The Common Units have no expiration date. At the time of any such exchange, an equal number of shares of the Class B common stock of the Issuer held by the Reporting Persons, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

(3)

The percent of class was calculated based on (i) 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021, plus (ii) 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 292812104	SCHEDULE 13G	Page 11 of 15 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Enfusion, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

125 South Clark Street, Suite 750

Chicago, IL 60603

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)  ISP V-B EF LP, a Delaware limited partnership (“ISP V-B EF”).

(ii)  ISP V Main Fund EF LLC, a Delaware limited liability company (“ISP V EF”).

(iii)   ICONIQ Strategic Partners V, L.P., a Cayman Islands exempted limited partnership (“ICONIQ V”), the sole managing member of ISP V EF.

(iv) ICONIQ Strategic Partners V-B, L.P., a Cayman Islands exempted limited partnership (“ICONIQ V-B”, and together with ISP V-B EF, ISP V EF and ICONIQ V, the “ICONIQ V Funds”).

(v)   ICONIQ Strategic Partners V GP, L.P., a Cayman Islands exempted limited partnership (“ICONIQ V GP”), the sole general partner of ISP V-B EF, ICONIQ V and ICONIQ V-B.

(vi) ICONIQ Strategic Partners V TT GP, Ltd., a Cayman Islands exempted company (“ICONIQ V Parent GP”), the sole general partner of ICONIQ V GP.

(vii)  Divesh Makan, a citizen of the United States (“Makan”).

(viii)  William J.G. Griffith, a citizen of the United States (“Griffith”).

(ix) Matthew Jacobson, a citizen of the United States (“Jacobson”), together with Makan and Griffith, the sole equity holders of ICONIQ V Parent GP.

The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share ( “Class A Common Stock”)

(e)	CUSIP Number:

292812104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 292812104	SCHEDULE 13G	Page 12 of 15 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

	(i)	ISP V-B EF directly owns 7,748,000 shares of Class A Common Stock, which represents approximately 11.8% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

	(ii)	ISP V EF directly owns 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto), which represents approximately 7.1% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

	(iii)	ICONIQ V directly owns 538,887 shares of Class A Common Stock, and may be deemed to beneficially own the 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by ISP V EF, which represents approximately 8.5% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

	(iv)	ICONIQ V-B directly owns 722,707 shares of Class A Common Stock, which represents approximately 1.1% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

	(v)	ICONIQ V GP may be deemed to beneficially own the 9,009,594 shares of Class A Common Stock and the 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the ICONIQ V Funds, which represents approximately 21.4% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

	(vi)	ICONIQ V Parent GP may be deemed to beneficially own the 9,009,594 shares of Class A Common Stock and the 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the ICONIQ V Funds, which represents approximately 21.4% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

	(vii)	Makan may be deemed to beneficially own the 9,009,594 shares of Class A Common Stock and the 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the ICONIQ V Funds, which represents approximately 21.4% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

	(viii)	Griffith may be deemed to beneficially own the 9,009,594 shares of Class A Common Stock and the 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the ICONIQ V Funds, which represents approximately 21.4% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

(ix)

Jacobson may be deemed to beneficially own the 9,009,594 shares of Class A Common Stock and the 5,030,000 Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the ICONIQ V Funds, which represents approximately 21.4% of the outstanding Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

The percent of class was calculated based on (i) 65,583,288 shares of Class A Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 3, 2021, plus (ii) the Common Units of Enfusion Ltd. LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 292812104	SCHEDULE 13G	Page 13 of 15 Pages

(c)	Number of shares as to which such person has:

	Number of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
ISP V-B EF	7,748,000	0	7,748,000	0
ISP V EF	5,030,000	0	5,030,000	0
ICONIQ V	5,568,887	0	5,568,887	0
ICONIQ V-B	722,707	0	722,707	0
ICONIQ V GP	14,039,594	0	14,039,594	0
ICONIQ V Parent GP	14,039,594	0	14,039,594	0
Makan	14,039,594	0	14,039,594	0
Griffith	14,039,594	0	14,039,594	0
Jacobson	14,039,594	0	14,039,594	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1)..

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 292812104	SCHEDULE 13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ICONIQ V-B EF LP, a Delaware limited partnership

By: ICONIQ Strategic Partners V GP, L.P., a
Cayman Islands Exempted limited partnership, its General Partner

By: ICONIQ Strategic Partners V TT GP, Ltd, a
Cayman Islands exempted company, its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Authorized Person

ICONIQ V Main Fund LLC, a Delaware limited liability company

By: ICONIQ Strategic Partners V, L.P., a
Cayman Islands Exempted limited partnership, its General Partner

By: ICONIQ Strategic Partners V GP, L.P., a
Cayman Islands Exempted limited partnership, its General Partner

By: ICONIQ Strategic Partners V TT GP, Ltd, a
Cayman Islands exempted company, its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Authorized Person

ICONIQ Strategic Partners V, L.P. a
Cayman Islands Exempted limited partnership

By: ICONIQ Strategic Partners V GP, L.P., a
Cayman Islands Exempted limited partnership, its General Partner

By: ICONIQ Strategic Partners V TT GP, Ltd, a
Cayman Islands exempted company, its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Authorized Person

ICONIQ Strategic Partners V-B, L.P. a
Cayman Islands Exempted limited partnership

CUSIP No. 292812104	SCHEDULE 13G	Page 15 of 15 Pages

By: ICONIQ Strategic Partners V GP, L.P., a
Cayman Islands Exempted limited partnership, its General Partner

By: ICONIQ Strategic Partners V TT GP, Ltd, a
Cayman Islands exempted company, its General Partner

By:	/s/ Kevin Foster
Name:	Kevin Foster
Title:	Authorized Person

ICONIQ Strategic Partners V GP, L.P., a
Cayman Islands Exempted limited partnership

By: ICONIQ Strategic Partners V TT GP, Ltd, a
Cayman Islands exempted company, its General Partner

By:	/s/ Kevin Foster
Name:	Kevin Foster
Title:	Authorized Person

ICONIQ Strategic Partners V TT GP, Ltd, a
Cayman Islands exempted company

By:	/s/ Kevin Foster
Name:	Kevin Foster
Title:	Authorized Person

/s/ Divesh Makan
Divesh Makan

/s/ William J.G. Griffith
William J.G. Griffith

/s/ Matthew Jacobson
Matthew Jacobson